1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 20, 2016
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund 2017 T
Registration Statement on Form N-2
File Nos. 333-211613; 814-01206
Dear Mr. Minore:
We are writing in response to your telephonic comments with respect to Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), on July 12, 2016 on behalf of Carey Credit Income Fund 2017 T (the “Company”), a closed-end fund that intends to elect to be regulated as a business development company (“BDC”). The Company and, as applicable, Carey Credit Income Fund (the “Master Fund”) have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Registration Statement. These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement.
On behalf of the Company and the Master Fund, as applicable, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
PROSPECTUS COVER PAGE
Comment 1.    Expand footnote (2) to the pricing table to disclose the net proceeds per common share and net total proceeds to the Company, after the payment of expenses of issuance and distribution and sales load. Also, in this regard, see Instructions 2. and 6. to Item 1.g. of Form N-2. Additionally, any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. See Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response 1.    This disclosure has been revised to comply with Instruction 6 to Item 1.g of Form N-2. We confirm that the sales load already appropriately reflects all “commissions” as defined in paragraph 17 of Schedule A of the Securities Act.

Comment 2.    Please add a footnote to the pricing table to disclose the approximate dollar amount and percentage of the Company’s offering costs. In the footnote, please also indicate that the payment of such expenses, although payable by the Company, are indirectly payable by investors in the offering and such payment will immediately reduce the net asset value of each share purchased in the offering.

Response 2.    This disclosure has been revised accordingly.

September 20, 2016

FEES AND EXPENSES
Comment 3.     The disclosure contained in the first paragraph identifies the various assumptions, including the offering proceeds raised, which are used in the fee table presentation. In your response letter, please supplementally identify and further explain the factors that the Company and the Master Fund considered in determining the reasonableness of the estimated amounts of offering proceeds that each is expected to raise during the 12-month period ending December 31, 2017. Please also explain why it is contemplated that the Company will raise the majority of capital for the Master Fund during this 12-month period ending December 31, 2017.

Response 3.    The assumptions regarding the estimated amount of offering proceeds for the Company and the Master Fund are based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of W. P. Carey Inc., which has distributed other non-traded products for more than 35 years. For example, in 2014 and 2015, Carey Financial LLC, the Company’s dealer manager, raised over $1.83 billion in equity capital for two non-traded, continuously offered investment funds. As it has continued to evaluate its proprietary models, and based on current market conditions and fundraising to-date, the dealer manager has determined to revise the expected offering proceeds to reflect an anticipated capital raise of approximately $275 million for the Company and an aggregate additional $382 million for the Master Fund during the period ended December 31, 2017.

With respect to the expected capital raise by the Company as compared to the Master Fund’s other feeder funds, we note that, as contemplated by the business model for the Master Fund, each successive feeder fund will be able to benefit from the broker/dealer syndicate building work done for prior feeder funds. Accordingly, it is expected that the Company will have a much larger selling syndicate at the commencement of its offering in comparison to prior feeder funds and that its capital raise will accordingly be substantially larger.
Comment 4.     Please confirm that the prospectus will be supplemented in the event that the Company determines that it is unlikely to raise the estimated amount of proceeds disclosed in the fee table during the continuous offering period and which will have a material adverse effect on the Company’s expense ratio.

Response 4.    We hereby confirm that the prospectus will be supplemented in the event that the Company determines it is unlikely to raise the estimated amount of proceeds disclosed in the fee table during the continuous offering period and which will have a material adverse effect on the Company’s expense ratio.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Comment 5.    Please revise the disclosure to state that per the terms of an investment management agreement with Hamilton, the Master Fund is not charging Hamilton a management fee. Please also revise the second sentence of the 6th full paragraph of this section to clarify exactly who deems purchases of additional assets directly from parties other than the Master Fund as appropriate.

Response 5.    The disclosure has been revised accordingly.

September 20, 2016

Comment 6.    Please revise the disclosure to state that in addition to the Master Fund, the Advisors also do not receive separate compensation under the investment management agreement for providing services to Hamilton.
Response 6.    The disclosure has been revised accordingly.

FINANCIAL STATEMENTS
Comment 7.    Please provide updated financial statements that cover the period ended June 30, 2016.

Response 7.    Updated financial statements through June 30, 2016 have been provided with Pre-Effective Amendment No. 2.

Comment 8.    Please include the consent of the independent registered public accounting firm with the final Pre-Effective Amendment to the Registration Statement.

Response 8.    We hereby confirm that the consent of the independent registered public accounting firm will be included with the final Pre-Effective Amendment to the Registration Statement.

Comment 9.    In your response letter, please confirm whether the Registration Statement will include seed financial statements at the Company level.

Response 9.    We hereby confirm that the Registration Statement will not include seed financial statements at the Company level. We note that seed financial statements were not provided in the registration statements for any of the Master Fund’s other feeder funds and such disclosure is not required under the Investment Company Act of 1940, as amended. We further note that, as discussed with the Staff in connection with the registration statements of the prior feeder funds to the Master Fund, consistent with the nature of the Company’s offering, the financial statements of the Master Fund will serve as the financial statements of the Company for the purpose of the initial registration statement.

Comment 10.    The staff notes that an interest rate methodology with a base floor rate is presented in the Consolidated Schedule of Investments. Please consider presenting the Consolidated Schedule of Investments with the interest rate in effect at the end of the period going forward.

Response 10.    The Consolidated Schedule of Investments routinely includes footnote 4, which provides additional context about the applicable base rates. Footnote 4 states in part, “…Unless otherwise noted the base interest rate floor (e.g. 1.00%) for each floating rate loan indexed to LIBOR exceeded all of the relevant LIBOR indices as of the most recent interest rate reset date….” It is the Company’s intent to disclose applicable base rates for its investments when and if the applicable base rate exceeds the applicable interest rate floor.

* * * *
In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company and the Master Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

September 20, 2016

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Master Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company and the Master Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz

Richard Horowitz